Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Nine months ended September 30, 2009	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005	Period May 13, to Dec. 31, 2004	Period Jan. 1, to Sept. 30, 2004
Earnings:
Pretax income	42,488	(49,897)	(233,855)	(18,277)	49,299	7,020	(107,663)
Fixed charges	41,020	52,147	45,365	21,417	16,199	3,865	115,483
Amortization of capitalized interest	327	255	32	—	—	—	—
Capitalized interest	(191)	(5,946)	(5,057)	(990)	(293)	—	—

Total earnings	83,644	(3,441)	(193,515)	2,150	65,205	10,885	7,820

Fixed charges:
Interest expense	35,813	46,737	35,923	17,303	13,356	3,187	114,211
Amortized premiums, discounts and capitalized expenses related to indebtedness	5,184	5,367	9,140	3,418	1,784	266	—
Estimated interest expense within rental expense	23	43	302	696	1,059	412	1,272

Total fixed charges	41,020	52,147	45,365	21,417	16,199	3,865	115,483

Ratio of earnings to fixed charges	2.04	—	—	0.10	4.03	2.82	0.07